Prospectus Supplement No. 2
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226246

comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190
(703) 438-2000
Prospectus Supplement No. 2
(to Final Prospectus dated October 16, 2018)
_________________________________________________
This Prospectus Supplement No. 2 supplements and amends the final prospectus dated October 16, 2018, as previously supplemented (the “Final Prospectus”) relating to the offer and sale by the selling stockholders named in the Final Prospectus of up to 24,425,781 shares of our common stock, par value $0.001 per share, consisting of:

•
8,392,457 shares of common stock, which represents 130% of the shares of common stock issuable upon conversion of the $202 million aggregate principal amount of our senior secured convertible notes due January 16, 2022 (the “convertible notes”) issued to certain of the selling stockholders named therein (collectively, the “Starboard Stockholders”) in a private placement (the “Starboard private placement”);

•	4,463,961 shares of common stock, which represents 130% of the shares of common stock issuable from time-to-time in the event that we pay interest on the convertible notes in shares of common stock;

•	250,000 shares of common stock issuable upon the exercise of warrants issued to the Starboard Stockholders, which warrants we agreed to issue in the Starboard private placement; and

•	11,319,363 shares of common stock presently outstanding and beneficially owned by Cavendish Square Holding B.V. an indirect wholly-owned subsidiary of WPP plc (“WPP”) and WPP.

On November 13, 2018, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K.

This Prospectus Supplement No. 2 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Final Prospectus.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SCOR.” The last reported sale price of our common stock on the Nasdaq Global Select Market on November 12, 2018 was $17.08 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the Final Prospectus dated October 16, 2018.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the common stock that may be offered under the Final Prospectus and this Prospectus Supplement No. 2, nor have any of these organizations determined if this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.
________________________________________________

The date of this Prospectus Supplement No. 2 is November 13, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): November 13, 2018

comScore, Inc.
(Exact name of registrant as specified in charter)

Delaware	001–33520	54–1955550
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
11950 Democracy Drive
Suite 600
Reston, Virginia 20190
(Address of principal executive offices, including zip code)
(703) 438–2000
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 13, 2018 (the “Closing Date”), comScore, Inc. (the “Company”) and certain funds affiliated with or managed by Starboard Value LP (the “Buyers”), the holders of the Company’s senior secured convertible notes due January 16, 2022 (as amended to date, the “Notes”), entered into an Agreement (the “Agreement”). Pursuant to the Agreement, the terms of the Notes were amended to provide the Company with additional financial flexibility, among other things. Specifically, the applicable period for the $20.0 million minimum cash balance required to be maintained by the Company has been extended until the earlier of August 9, 2019 or the date the Company files its Form 10-Q for the quarterly period ended June 30, 2019, subject to certain limitations. The Agreement also modified the provisions of the Notes and the Registration Rights Agreement between the Company and the Buyers dated as of January 16, 2018, as amended, revising the grace periods during which the Company would not be obligated to keep applicable registration statements available for use by the Buyers. In connection with and as consideration for these amendments, and pursuant to the Agreement, on the Closing Date the Company issued to the Buyers $2.0 million in additional aggregate principal amount of senior secured convertible notes (the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the Notes, except with regard to the date from which interest shall begin to accrue thereon, which is the Closing Date, and except as set forth in the Agreement.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Starboard Value LP and its affiliates (collectively, “Starboard”) own less than 5% of the Company’s outstanding shares of common stock. As previously disclosed, pursuant to an Agreement dated as of September 28, 2017 (as amended on April 18, 2018), by and among the Company and Starboard (the “September Agreement”), Starboard has, and has previously exercised, certain rights to recommend nominees for appointment to the Company’s Board of Directors. Pursuant to the September Agreement, and also as previously disclosed, the Company also granted to Starboard an offering participation right for certain private and public offerings of equity or equity-linked securities of the Company.

Item 3.02 Unregistered Sales of Equity Securities.

The information included in the first paragraph of Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 3.02.

The issuance of the Additional Notes was, and the issuance of any shares of the Company’s common stock upon conversion of such notes will be, exempt from registration under the Securities Act pursuant to Section 4(a)(2) and Rule 506 of Regulation D promulgated under the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Agreement, dated as of November 13, 2018, by and between the Company and each of the investors listed on the signature pages attached thereto

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

comScore, Inc.

By:	/s/ Carol A. DiBattiste
Carol A. DiBattiste
General Counsel & Chief Compliance, Privacy and People Officer
Date: November 13, 2018

4